October 22, 2013

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«ADDRESS»
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Re: WNC Housing Tax Credit Fund VI, L.P., Series 13 (the “Partnership”) –IRS Audit Update

Dear Holders of Units of Limited Partnership Interest:

You will be receiving shortly a copy of the Partnership’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission for the fiscal quarter ended June 30, 2013. We want to highlight the disclosure that was included within the Form 10-Q regarding two Local Limited Partnerships, Grove Village Limited Partnership (“Grove Village”) and Pleasant Village Limited Partnership (“Pleasant Village”). Each is a Texas limited partnership which has been audited by the IRS. We have enclosed an excerpt from the Form 10-Q which outlines the status of the IRS audit and other matters concerning these two properties, as well the steps currently underway to address the issues.

Our intention is to continue to keep you informed of material developments in these matters. At present, we are not in a position to offer our analysis or the likelihood of success on the part of the Local General Partner, and can offer no assurance in this regard.

Very truly yours,

WNC National Partners, LLC
General Partner

714.662.5565 714.662.4412 F 17782 Sky Park Circle, Irvine, California 92614
wncinc.com

Grove Village Limited Partnership (“Grove Village”) and Pleasant Village Limited Partnership (“Pleasant Village”), both Texas limited partnerships in which the Partnership is a Limited Partner, were audited by the Internal Revenue Service (“IRS”) for tax years 2007, 2008 and 2009.  In its findings of those audits, the IRS asserted that the Low Income Housing Tax Credits (“LIHTCs”) for Grove Village and Pleasant Village should not have been claimed for those three years.  As of the year-end for each of tax years 2007, 2008, 2009, and 2010 the IRS 8609 Forms had not been issued by the Texas Department of Housing & Community Affairs (“TDHCA”), which is contrary to the representation made by the Local General Partner on the Grove Village and Pleasant Village tax returns.

The Local General Partner and a representative for the Partnership were present for an Appellate Hearing with the IRS on June 27, 2013. The Hearing was in regards to the LIHTC’s for Pleasant Village and Grove Village for tax years 2007, 2008 and 2009. The Partnership received notification that the Appellate Court was in favor of the IRS findings.  The Partnership informed the Local General Partner, who is the Tax Matters Partner for both Grove Village and Pleasant Village, that it chooses to appeal the ruling to the Federal Tax Court.  As of the date of this report the Federal Tax Court has not issued their 90 Day Letter to set the matter for a hearing.    There is no guarantee that the Tax Court will rule in favor of reinstating the 2007, 2008 and 2009 tax credits.

The Local General Partner, which is not an affiliate of WNC, had made repairs to Pleasant Village in anticipation of a May 2013 inspection by HUD and TDHCA and to Grove Village in anticipation of a July inspection by HUD. It was essential and necessary that Grove Village and Pleasant Village receive a favorable determination to move forward with the issuance of the 8609 Forms. Neither Grove Village nor Pleasant Village received a favorable score from either HUD or TDHCA. Based on these recent events, it is possible that Grove Village and Pleasant Village may not satisfy TDHCA requirements and therefore not be eligible to receive Forms 8609 and the allocation of tax credits.

Also, in May 2013, the Local General Partner stopped making the mortgage payments for Grove Village and Pleasant Village without providing notice to the Partnership of its intent. The lender has issued a notice of default.  Representatives of the Partnership are currently in discussions with the lender to come to a common agreement on the possible resolution of the past due mortgage notes.  No formal agreement has been agreed on as of the date of this report.

In June 2013, the Partnership filed suit against Grove Village and Pleasant Village, the Local General Partner and the Guarantors. The Partnership had requested and was granted a Receiver to take over the day-to-day operations of the properties. The Partnership is in constant contact with the Receiver working on the management of both properties.  Several visits by representatives of the Partnership have been made in the past 30 days and detailed analysis of the necessary costs that will need to be incurred to get the properties to a level of acceptance for HUD and TDHCA is currently underway.  The Guarantors have guaranteed the full and complete delivery of the tax credits. As part of the lawsuit, the Partnership is seeking full recourse against the Guarantors for the tax credits for the 2007 to 2010 tax credits taken by the Partnership and for future tax credits if TDHCA does not issue the 8609 Forms.

Due to the uncertainty of this situation the Partnership chose not to take the LIHTC’s for Grove Village and Pleasant Village for the years ended 2011 and 2012. In the event the 8609 forms are not issued, management believes the maximum potential recapture amount would be $3,548,480, or $169 per Partnership Unit, including interest and penalties.